555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

FIRM/AFFILIATE OFFICES
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VIA EDGAR CORRESPONDENCE	New Jersey	Washington, D.C.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Rotech Healthcare Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-50940

Dear Mr. Rosenberg:

On behalf of our client, Rotech Healthcare Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings received by letter dated July 25, 2006. For your convenience, we have set forth each of the Staff’s comments immediately preceding our response. We are providing with this letter a copy of our proposed disclosure as we have revised it in accordance with the Staff’s comments. The proposed disclosure is attached as Exhibit A hereto. A marked copy showing changes from the Company’s previously filed disclosure is attached as Exhibit B hereto.

Form 10-K for December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition and Accounts Receivable, page 43

1.	We believe your disclosures regarding revenue recognition and accounts receivable could be improved. Please provide us the following information in a disclosure-type format:

a. You disclose that provisions for contractual adjustments under managed care health plans are based primarily on payment terms. Discuss whether

August 16, 2006

your billing system generates contractual adjustments based on payment schedules for each patient’s insurance plan or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

Response:

We have reflected the Staff’s comment in our proposed disclosure. Please see pages 1, 2, 3, 4 and 5 of Exhibit A and pages 2, 3, 5 and 6 of Exhibit B, attached hereto.

b. For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

Response:

We have reflected the Staff’s comment in our proposed disclosure. Please see page 4 of Exhibit A and page 6 of Exhibit B, attached hereto.

c. Quantify and discuss the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

Response:

We have reflected the Staff’s comment in our proposed disclosure. Please see page 4 of Exhibit A and page 5 of Exhibit B, attached hereto.

d. In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the table should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping, If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.

August 16, 2006

Response:

We note the Staff’s comment and have included below our discussion of the breakdown of receivables by payor, which was included in our disclosure of credit risk concentration in our Form 10-K for the year ended December 31, 2005:

The Company’s revenue is generated through approximately 485 locations in 48 states. The Company generally does not require collateral or other security in extending credit to patients; however, the Company routinely obtains assignment of (or is otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g., Medicare, Medicaid, commercial insurance and managed care organizations). Revenues were derived from the following payor sources for the periods ended:

	Twelve Months Ended December 31,
	2003	2004	2005
Medicare, Medicaid and other federally funded programs (primarily Veterans Administration)	71.1%	71.0%	66.7%
Private payors	4.6%	3.5%	3.4%
Commercial payors	24.3%	25.5%	29.9%

	100.0%	100.0%	100.0%

We have reflected the Staff’s comment regarding the aging of accounts receivable in our proposed disclosure. In future filings we will include tabular disclosure in our discussion of Liquidity and Capital Resources similar to the following table, which was included in our Form 10-Q for the three months ended June 30, 2006:

The following table sets forth the percentage breakdown of our accounts receivable by aging category as of December 31, 2005 and June 30, 2006:

	December 31, 2005	June 30, 2006
Accounts receivable by aging category:
Aged 0-90 days	66%	57%
Aged 91-180 days	16%	21%
Aged 181 – 360 days	14%	15%
Aged over 360 days	4%	7%

Total	100%	100%

August 16, 2006

The table above does not indicate past due amounts because under the Company’s billing procedures, amounts are due and payable when billed and the Company does not employ the concept of past due accounts in its billing procedures. In addition, time from billing to remitting payment varies by third party payor and depends upon each payor’s administrative practices and approvals, as well as the particular requirements of each payor’s approval process. The Company also notes that self-pay is a de minimus amount that is not a material distinguishing factor within its mix of payors. The Company’s mix of payors is broken down into three categories, including government, private and commercial. Self-pay is included in the private category and constituted 2.1% in 2005.

e. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please quantify the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, discuss why this classification is appropriate, and quantify the historical percentage of amounts that get reclassified into self-pay.

Response:

We have reflected the Staff’s comment in our proposed disclosure. Please see page 4 of Exhibit A and page 5 of Exhibit B, attached hereto.

f. Discuss your policy for collecting co-payments.

Response:

We have reflected the Staff’s comment in our proposed disclosure. Please see pages 3-4 of Exhibit A and pages 4-5 of Exhibit B, attached hereto.

Liquidity and Capital Resources, page 49

2. Please provide us the following information in a disclosure-type format:

a. The steps you take in collecting accounts receivable.

Response:

The Company manages billing and collection of accounts receivable through its own billing and collection centers. Please also see page 5 of Exhibit A and page 6 of Exhibit B, attached hereto.

b. Your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off.

August 16, 2006

Response:

We have reflected the Staff’s comment in our proposed disclosure. Please see pages 3, 4 and 5 of Exhibit A and pages 3, 4, 5 and 6 of Exhibit B, attached hereto.

c. The threshold (amount and age) for account balance write-offs.

Response:

Please see pages 3 and 4 of Exhibit A and pages 3, 4 and 5 of Exhibit B, attached hereto. The Company respectfully submits that a specific threshold for account balance write-offs does not provide meaningful information to investors and disclosure of such information would be inappropriate given the Company’s responsibility for collection of co-payments and deductibles under Medicare guidelines. The Company does not routinely write-off or waive amounts due from patients, but rather adjusts amounts when collection efforts have been exhausted.

Form 10-Q for March 31, 2006

Notes to Condensed Consolidated Financial Statements

(1) Basis of Presentation, page 6

3.	Please confirm for us and provide a statement in disclosure-type format that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented as required by Rule 10-01(b)(8) of Regulation S-X.

Response:

We have reflected the Staff’s comment in our proposed disclosure. Please see page 8 of Exhibit A and page 10 of Exhibit B, attached hereto.

(2) Accounting Policies and Recent Accounting Pronouncements, page 6

4.	Please provide us in disclosure-type format the disclosures required by paragraphs 64-65 and A240-A242 of SFAS 123R in the period of adoption or explain to us why these disclosures are not necessary. Please refer to SAB Topic 14:H.

Response:

As is noted in our disclosure, the adoption of SFAS 123R did not have a material financial impact on the Company. The Company did not have any unvested options as of December 31, 2005 and there has been no material impact on the

August 16, 2006

Company’s results of operations or financial condition as a result of the adoption of SFAS 123R. Please see pages 8-9 of Exhibit A and pages 10-11 of Exhibit B, attached hereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months ended March 31, 2006 as compared to the three months ended March 31, 2005, page 30

5.	Please tell us why you have:

•	Included herein a discussion of changes in EBITDA, a non-GAAP measure that you indicate is a measure of leverage capacity and debt serviceability and should not be considered a measure of performance; and

•	Excluded herein a discussion of changes in your net loss under GAAP for the periods presented.

Response:

With respect to a discussion of changes in net loss, in future filings we will include disclosure in our discussion of Results of Operations similar to the following language, which was included in our Form 10-Q for the three months ended June 30, 2006:

“Net loss for the three months ended June 30, 2006 was $430.7 million compared to net earnings of $1.1 million for the three months ended June 30, 2005. As outlined above, the Company recorded a $449 million non-cash goodwill impairment charge and $17.5 million in additional provisions for accounts receivable contractual allowances for the three months ended June 30, 2006. These charges, offset by the $40.6 million resulting tax benefit for the three months ended June 30, 2006, were the primary cause for the decline in net earnings as compared to the same period in the previous year.”

We have also reflected the Staff’s comment with respect to the EBITDA discussion in our proposed disclosure. Please see page 10 of Exhibit A and pages 12-13 of Exhibit B, attached hereto.

*        *        *        *        *

August 16, 2006

We are enclosing a letter from Steven P. Alsene, interim Chief Financial Officer of the Company, containing a statement acknowledging the matters requested by the Staff.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Alison Keith at (202) 637-1070.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter
LATHAM & WATKINS LLP

cc:	Philip L. Carter
Rotech Healthcare, Inc.

Rebecca Myers
Rotech Healthcare, Inc.

Steven P. Alsene
Rotech Healthcare, Inc.

Michael Harding
Deloitte & Touche LLP

Roger S. Goldman
Latham & Watkins LLP

EXHIBIT A

Disclosure of Rotech Healthcare, Inc.

10-K Disclosure

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles requires us to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from our estimates and assumptions, there could be a material impact to our financial statements. We believe that the critical accounting policies for our company are those related to revenue recognition, accounts receivable, goodwill and other intangibles.

The below listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. For more information, see our audited consolidated financial statements and notes thereto.

Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists; delivery has occurred; the Company’s price to the buyer is fixed or determinable; and collectibility is reasonably assured.

The Company’s rental arrangements generally provide for fixed monthly payments established by fee schedules (subject to capped rentals in some instances) for as long as the patient is using the equipment and medical necessity continues. Once initial delivery is made to the patient (initial setup), a monthly billing is established based on the initial setup service date. The Company recognizes rental arrangement revenues ratably over the monthly service period and defer revenue for the portion of the monthly bill which is unearned. No separate revenue is earned from the initial setup process. The Company has no lease with the patient or third-party payor. During the rental period we are responsible for providing oxygen refills and for servicing the equipment based on manufacturers’ recommendations. Revenues for the sale of durable medical equipment and related supplies, including oxygen equipment, ventilators, wheelchairs, hospital beds and infusion pumps, are recognized at the time of delivery. Revenues for the sale of nebulizer medications, which are generally dispensed by our pharmacies and shipped directly to the patient’s home, are recognized at the time of shipment.

Revenues derived from capitation arrangements are insignificant.

Net Patient Service Revenues

Net patient service revenues are recorded at net realizable amounts estimated to be paid by customers and third-party payors.

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The Company’s billing system contains payor-specific price tables that reflect the fee schedule amounts, as available, in effect or contractually agreed upon by various government and commercial payors for each item of equipment or supply provided to a customer. Net patient service revenues are recorded based upon the applicable fee schedule.

The Company tracks collections and adjustments as a percentage of related revenues. Historical collection and adjustment percentages serve as the basis for the Company’s provisions for contractual adjustments and doubtful accounts. The provision for contractual adjustments is recorded as a reduction to net patient service revenues and consists of:

•	Differences between the non-contracted third-party payors’ allowable amounts and our usual and customary billing rate. The Company does not have contracts or fee schedules with all third-party payors. Accordingly, for non-contracted payors where no fee schedule is available, the Company records revenue based upon its usual and customary billing rates. Actual adjustments that result from differences between the non-contracted third-party payors’ allowable amounts and our usual and customary billing rates are recorded against the allowance for contractual adjustments and are typically identified and recorded at the point of cash application.

•	Services for which payment is denied by governmental or third-party payors, or otherwise deemed non-billable by the Company. Final payment under governmental programs, and most third-party contracts, is subject to administrative review and audit. Furthermore, the complexity of governmental and third-party billing reimbursement arrangements, including patient qualification and medical necessity requirements, may result in adjustments to amounts originally recorded. Such adjustments may be recorded as the result of denial of claims billed to governmental or third-party payors, or as the result of the Company’s review procedures prior to submission of the claim to the governmental or third-party payor. Actual adjustments that result from services for which payment is denied by governmental or third-party payors, or otherwise deemed non-billable by the Company are recorded against the allowance for contractual adjustments.

The provision for contractual adjustments reduces amounts recorded though the Company’s billing system to estimated net realizable amounts. The Company records the provision for contractual adjustments based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record the provision for contractual adjustments are supported by various methods including current and historical cash collections, as well as actual contractual adjustment experience. This percentage, which is adjusted on an annual basis, has proved to be the best indicator of expected realizable amounts.

The Company closely monitors its historical contractual adjustment rates, as well as changes in applicable laws, rules and regulations and contract terms to help assure that provisions are made using the most accurate information it believes to be available. Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record net patient service revenues at their net realizable values. Inherent in these estimates is the risk that they may have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

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The provision for doubtful accounts is recorded as an operating expense and consists of billed charges that are ultimately deemed uncollectible due to the patient’s or third-party payors’ inability or refusal to pay, as described below.

Provision for Doubtful Accounts

Collection of receivables from third party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risk, with regard to doubtful accounts, relates to patient accounts for which the primary insurance payor has paid, but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. Medicare and most other government and commercial payors that provide coverage to the Company’s customers include a 20 percent co-payment provision in addition to a nominal deductible. Co-payments are generally not collected at the time of service and are invoiced to the customer or applicable secondary payor (supplemental providers of insurance coverage) on a monthly billing cycle as products are provided. A majority of our customers maintain, or are entitled to, secondary or supplemental insurance benefits providing “gap” coverage of this co-payment amount. In the event coverage is denied by the third-party payor, the customer is ultimately responsible for payment of charges for all services rendered by the Company.

The Company records a provision for doubtful accounts based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record the provision for doubtful accounts are supported by various methods including current and historical cash collections, actual write-offs, and accounts receivable agings. Accounts are written off against the allowance for doubtful accounts when all collection efforts have been exhausted. We routinely review accounts receivable balances in conjunction with our historical bad debt rates and other economic conditions which might ultimately affect the collectibility of patient accounts when we consider the adequacy of the amounts we record as provision for doubtful accounts. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations.

Accounts Receivable, net

Accounts receivable are presented net of allowances for contractual adjustments and doubtful accounts. Net patient service revenues are recorded as accounts receivable, in accordance with the Company’s revenue recognition policies. Allowances for contractual adjustments and doubtful accounts are initially recorded based upon historical collection experience through the provisions for contractual adjustment and doubtful accounts, as described above. If the payment amount received differs from the net realizable amount, an adjustment is made to the net realizable amount in the period that these payment differences are determined. Actual accounts receivable write-offs due to contractual adjustments or accounts deemed uncollectible are applied against these allowance accounts in the normal course of business. On a quarterly basis, the Company performs analyses to evaluate the estimated net realizable value of accounts receivable. As a result of this quarterly review process, the allowances for contractual adjustments and doubtful accounts are adjusted, as necessary, to reflect that estimated net realizable value. Specifically, the Company considers historical collection data, accounts receivable aging trends, other operating trends and relevant business conditions.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record net revenues and accounts receivable at their net realizable values. The Company utilizes historical collection data to estimate collection on current receivables. While the Company believes that historical collections are the best indicator of future collections, adjustments to amounts originally recorded may result due to the complexity of many third-party billing

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arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors. It is therefore possible that management’s estimates could change, which could have an impact on operations and cash flows. For example, a 1% decline in the overall collection rate would reduce net patient service revenue and the associated net accounts receivable by $0.6 million (based upon $600.0 million in annual gross patient service revenues).

Liquidity and Capital Resources

Net cash provided by operating activities was $60.7 million for the year ended December 31, 2005 and was $134.2 million for the year ended December 31, 2004. Cash flows and cash on hand in both years were sufficient to fund capital expenditures and required repayments of debt.

Accounts receivable before allowance for doubtful accounts increased from $74.2 million at December 31, 2004 to $90.2 million at December 31, 2005. Days sales outstanding (calculated as of each period end by dividing accounts receivable, less allowance for doubtful accounts, by the 90-day rolling average of net revenue) were 49 days at December 31, 2005 compared to 42 days at December 31, 2004. The increase in accounts receivable was primarily attributable to an increase in receivables from acquisitions held for assignment of Medicare provider numbers.

Included in accounts receivable are earned but unbilled receivables of $28.1 million at December 31, 2005 and $21.1 million at December 31, 2004. These amounts include $5.2 million at December 31, 2005 and $3.2 million at December 31, 2004 of receivables for which a prior authorization is required from the respective payor and such authorization has not yet been received. Delays, ranging from a day to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from the date of service and are considered in our analysis of historical performance and collectibility.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

Management performs analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that management’s estimates could change, which could have an impact on operations and cash flows. For example, for the year ended December 31, 2005, the Company had $4.7 million of changes in estimates (reducing contractual adjustments and the provision for doubtful accounts) related to prior period recorded during the current period.

We derive a significant portion of our revenues from the Medicare and Medicaid programs and from managed care health plans. Payments for services rendered to patients covered by these programs may be less than billed charges. Revenue is recognized at net realizable amounts estimated to be paid by customers and third-party payors. The Company’s billing system contains payor-specific price tables that reflect the fee schedule amounts in effect or contractually agreed upon by various government and commercial payors for each item of equipment or supply provided to a customer. For Medicare and

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Medicaid revenues, as well as most other managed care and private payors, final payment is subject to administrative review and audit. Management makes estimated provisions for adjustments, which may result from administrative review and audit, based upon historical experience. Management closely monitors its historical collection rates as well as changes in applicable laws, rules and regulations and contract terms to help assure that provisions are made using the most accurate information management believes to be available. However, due to the complexities involved in these estimations, actual payments we receive could be different from the amounts we estimate and record.

Collection of receivables from third party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to patient accounts for which the primary insurance payor has paid, but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. We record bad debt expense based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record bad debt expense and the allowance for doubtful accounts are supported by various methods including current and historical cash collections, bad debt write-offs, and aging of accounts receivable. Accounts are written off against the allowance when all collection efforts (including payor appeals processes) have been exhausted. We routinely review accounts receivable balances in conjunction with our historical contractual adjustment and bad debt rates and other economic conditions which might ultimately affect the collectibility of patient accounts when we consider the adequacy of the amounts we record as provision for doubtful accounts. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations. The Company manages billing and collection of accounts receivable through its own billing and collection centers.

Because of continuing changes in the health care industry and third-party reimbursement, it is possible that management’s estimates could change, which could have an impact on operations and cash flows. Our future liquidity may be materially adversely impacted by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. See “Risk Factors” above.

Net cash used in investing activities was $109.5 million and $54.0 million for the years ended December 31, 2005 and December 31, 2004, respectively. We currently have no contractual commitments for capital expenditures over the next twelve months other than to acquire equipment as needed to supply our patients. Our business requires us to make significant capital expenditures relating to the purchase and maintenance of the medical equipment used in our business. Capital expenditures totaled approximately $78.8 million for the year ended December 31, 2005 and $54.0 million for the year ended December 31, 2004, representing 14.8% and 10.1% of our net revenues for each period, respectively. The increase in 2005 is attributed primarily to an increase in patient service equipment and enhancement and upgrades of software and computer systems. Cash outlays for businesses acquired totaled $30.8 million for the year ended December 31, 2005. No businesses were acquired in 2004.

Cash flows used in financing activities primarily relate to repayment of debt facilities entered into on the effective date of our predecessor’s plan of reorganization on March 26, 2002. As of December 31, 2005, we had the following debt facilities and outstanding debt:

•	a five-year $75 million senior secured revolving credit facility for general corporate purposes including working capital, capital expenditures and acquisitions. We did not draw down on the revolving credit facility during 2005, although standby letters of credit totaling $12.7 million have been issued under this credit facility. Please see the section captioned “Business—Senior Secured Credit Facilities” for discussion of our senior secured credit facilities.

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•	a six-year $200 million senior secured term loan, the proceeds of which were used to repay certain pre-petition claims owed to our predecessor’s creditors as part of its plan of reorganization. The term loan is repayable in an aggregate annual amount equal to 1% of the principal amount each year for the first five years with the balance due in year six. Interest is payable based on the election of the LIBOR rate plus 3.00% or the prime rate plus 2.00%. The term loan was advanced as a LIBOR rate advance. During 2005, we made regularly scheduled amortization payments of $0.4 million on the term loan. As of December 31, 2005 and December 31, 2004, we had balances of $42.2 million and $42.7 million outstanding, respectively, under our term loan. At December 31, 2005, the term loan interest rate was 7.53%. Interest paid during the years ended December 31, 2005 and 2004 was $2.7 million and $2.9 million, respectively.

•	an aggregate principal amount of $300 million of 9 1/2% senior subordinated notes, the proceeds of which were used to repay certain pre-petition claims owed to the creditors of our predecessor as part of its plan of reorganization. The notes mature on April 1, 2012. Interest of 9 1/2% is payable semi-annually in arrears on April 1 and October 1 of each year. As of both December 31, 2004 and December 31, 2005, we had a balance of $287 million outstanding. Interest paid during the years ended December 31, 2005 and 2004 was $27.3 million and $28.3 million, respectively.

Borrowings under the revolving credit facility and term loan are secured by substantially all of our assets and the agreements with respect to such credit facility and term loan impose numerous restrictions, including, but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowing, capital expenditures, acquisitions and investments. On June 15, 2005, we obtained a waiver of any defaults and events of default that arose under our credit agreement due to our failure to timely deliver (i) our unaudited financial statements for the quarter ended March 31, 2005 and other related deliverables and (ii) an appraisal of certain of our assets. In July 2005, we delivered such financial statements and other required documents in compliance with the terms of the waiver. As of September 30, 2005, we were not in compliance with certain financial condition covenants under our credit agreement. However, on November 8, 2005, we entered into a third amendment to our credit agreement which, among other things (i) modified the meaning of “Material Acquisition” as used in the definition of Consolidated EBITDA, (ii) reset the ratio levels for the financial condition covenants, (iii) reduced permitted capital expenditures for the years 2006 and 2007, (iv) increased our existing ability to make acquisitions by $10 million for 2006 and each year thereafter, provided that certain additional conditions and requirements are met (the “Acquisition Conditions”), and (v) gave us the ability to make additional acquisitions up to an aggregate amount of $30 million, provided that each such acquisition or related series of acquisitions shall (A) be in an amount equal to or greater than $15 million, (B) meet all or certain of the Acquisition Conditions depending on the type of acquisition, and (C) pass a stricter total leverage ratio test. As a result of the reset financial ratio levels included in the third amendment to our credit agreement, we regained compliance with the financial condition covenants under our credit agreement. As of December 31, 2005, we were in compliance with the financial condition covenants under our credit agreement.

Our working capital requirements relate primarily to the working capital needed for general corporate purposes and our desire to grow through internal growth supplemented by selective acquisitions primarily in non-urban markets. Our business requires us to make significant capital expenditures relating to the purchase and maintenance of the medical equipment used in our business. We do not expect to exceed our debt limitations for capital expenditures during the year ended December 31, 2006. We have historically satisfied our working capital requirements and capital expenditures from operating cash flow. We believe that the cash generated from our operations, together with amounts available under our $75 million senior secured revolving credit facility, will be sufficient to meet our working capital, capital

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expenditure and other cash needs into 2007. During the first quarter of 2006, we closed one business acquisition and are in the process of closing other business acquisitions that may utilize operating cash flows in the range of $1 million to $10 million. In January 2006, we drew down approximately $10.0 million of our $75 million senior secured revolving credit facility. As of March 6, 2006, we had $52.3 million available for drawdown on the senior secured revolving credit facility.

Effective December 5, 2003, our board of directors adopted a policy of declaring dividends to the holders of the Series A convertible redeemable preferred stock under the Rotech Healthcare Inc. Employees Plan on an annual basis, with each such declaration to be made at the annual meeting of the board of directors with respect to dividends payable for the preceding year. Such policy commenced at the 2004 annual meeting of the board of directors and, in order to account for the period from the inception of the Rotech Healthcare Inc. Employees Plan to such date, the first declaration of dividends covered the preceding two years. Accordingly, in June 2004, dividends in amount of $900,000 were declared on our Series A convertible redeemable preferred stock, which were paid in the first quarter of 2005. At the 2005 annual meeting of the board of directors held on September 27, 2005, dividends in the amount of $450,000 were declared on our Series A convertible redeemable preferred stock. Such dividends were paid during the fourth quarter of fiscal 2005.

Effective August 3, 2004, we repurchased $13.0 million of our 9 1/2% senior subordinated notes due 2012 resulting in a loss on extinguishment of debt of $0.9 million for the premium paid in association with the retirement of such notes. The resulting loss on extinguishment of debt charge is included in selling, distribution and administrative expenses. In addition, effective October 12, 2004, we repurchased 804 shares of our Series A convertible redeemable preferred stock from the Rotech Healthcare Inc. Employees Plan for approximately $0.02 million in order to fund the cash payment of benefits from the Rotech Healthcare Inc. Employees Plan to certain plan participants that are no longer employed by us.

In order to maintain compliance with certain requirements of Federal law applicable to the Rotech Healthcare Inc. Employees Plan, we made a cash contribution to the plan in the amount of $0.5 million during the fourth quarter of 2005.

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10-Q Disclosure

Notes to Condensed Consolidated Financial Statements

(1) Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Rotech Healthcare Inc. and its subsidiaries and have been prepared in accordance with the instructions to Form 10-Q and, therefore do not include all information and footnotes necessary for a fair presentation of consolidated financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operations for the interim periods presented have been reflected herein. Interim results are not necessarily indicative of results to be expected for the full year. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

As used in these notes, unless otherwise specified or the context otherwise requires, references to “the Company”, “we”, “our” and “us” refer to the business and operations of Rotech Healthcare Inc. and its subsidiaries.

For all periods presented herein, there were no differences between net income and comprehensive income.

(2) Accounting Policies and Recent Accounting Pronouncements

Use of Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. In general, management’s estimates are based upon historical experience, information from third party professionals and various other assumptions that we believe to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Recent Accounting Pronouncements: In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), Share Based Payment (Statement 123R). This statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends FASB Statement No. 95, Statement of Cash Flows. This statement requires companies to expense the fair value of employee services received in exchange for an award of equity instruments, including stock options. Statement 123R also provides guidance on valuing and expensing these awards, as well as disclosure requirements with respect to these equity arrangements.

The Company adopted Statement 123R effective as of January 1, 2006. The Company is following the “modified prospective” method of adoption of Statement 123R whereby earnings for prior periods will not be restated as though stock based compensation had been expensed, rather than the “modified retrospective” method which would entail restatement of previously published earnings. Statement 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow, but this will not have a significant impact on our cash flow reporting. The impact of adoption of Statement 123R will depend on levels of share-based compensation, particularly stock options, granted in the future and the fair value assigned thereto. As of

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December 31, 2005, all outstanding stock options were fully vested. There was no impact on the Company’s results of operations or financial condition during the six months ended June 30, 2006 due to its adopting Statement 123R. Additionally, the Company does not expect that the adoption of Statement 123R will have a material financial impact on the Company in the future, unless a significant number of new options are granted.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Three Months ended March 31, 2006 as compared to the three months ended March 31, 2005

Total net revenues for the three months ended March 31, 2006 were $132.5 million as compared to $123.3 million for the comparable period in 2005. The net increase was primarily attributable to a 12.8% increase in oxygen and drug patient counts which contributed approximately $6.8 million to net revenues, net revenues of $6.8 million generated by businesses acquired during 2005 and increased DME and other respiratory equipment sales. The foregoing increases were mainly offset by a specific contractual allowance which was established for revenues recognized during the three months ended March 31, 2006 related to compounded budesonide in the amount of $7.5 million in connection with a potential reduction in the reimbursement rate for compounded budesonide as well as a $0.7 million reduction in revenues related to a decrease in reimbursement rates for HME equipment subject to FEHBP provisions and a reduction in oxygen and other equipment reimbursements.

Cost of net revenues for the three months ended March 31, 2006 increased $4.4 million, or 11.2%, to $43.6 million, from the comparable period in 2005. The net increase was primarily attributable to a $3.6 million, or 16.7% increase in product and supply cost resulting from a 12.8% increase in the number of patients served. Operating costs increased $2.0 million as the result of a 16.0% increase in respiratory therapists employed. The foregoing increases were offset by a $1.2 million decrease in patient service equipment depreciation due to a portion of our oxygen rental equipment becoming fully depreciated during the three months ended March 31, 2006. Cost of net revenues as a percentage of net revenue was 32.9% for the three months ended March 31, 2006 as compared to 31.8% for the comparable period in 2005.

The provision for doubtful accounts for the three months ended March 31, 2006 decreased $0.6 million from the comparable period in 2005 to $4.1 million. This decrease was mainly attributable to a reduction in the accrual rate for bad debt expense based on continuing improvement in historical cash collections experience. The provision for doubtful accounts as a percentage of net revenue decreased to 3.1% for the three months ended March 31, 2006 as compared to 3.8% from the comparable period in 2005.

Selling, general and administrative expenses for the three months ended March 31, 2006 increased by $3.9 million, or 5.4%, to $76.0 million, from the comparable period in 2005. The increase primarily resulted from the operating expenses of newly acquired businesses in the amount of $2.8 million, offset by a $1.3 million reduction in consulting fees paid during the three months ended March 31, 2006 when compared to the three months ended March 31, 2005. Selling, general and administrative expenses as a percentage of net revenues decreased to 57.4% for the three months ended March 31, 2006 from 58.5% for the three months ended March 31, 2005.

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Depreciation and amortization for the three months ended March 31, 2006 increased $0.5 million to $5.0 million from the comparable period in 2005. Depreciation and amortization as a percentage of net revenue increased to 3.8% as compared to 3.6% for the comparable period in 2005. This increase is mainly the result of an increase in non-patient service equipment capital purchases of computer software and computer software upgrades.

Net interest expense for the three months ended March 31, 2006 increased $0.5 million or 6.9% from the comparable period in 2005. The increase is primarily attributable to net draws on our revolving line of credit in the aggregate amount of $10 million and a 210 basis points increase in the interest rate on our term loan.

Federal and state income tax benefit for the three months ended March 31, 2006 decreased to $1.7 million from $2.1 million for the comparable period in 2005. The decrease in federal and state income tax benefit was primarily due to the decrease in our effective income tax rate, due to the potential effect of the loss of budesonide revenues, as discussed above.

For the three months ended March 31, 2006, earnings from continuing operations before interest, income taxes, depreciation and amortization (EBITDA) was $20.2 million as compared to $19.9 million for the three months ended March 31, 2005. Set forth below is a comparable reconciliation of our net earnings to EBITDA:

Comparable Reconciliation of Net Earnings to EBITDA

	Three months ended March 31,
	2005	2006
Net earnings	$(2,953)	$(2,908)
Income tax expense	(2,052)	(1,693)
Interest expense, net	7,842	8,381
Depreciation and amortization	17,040	16,377

EBITDA	$19,877	$20,157

We view EBITDA as a commonly used analytic indicator within the health care industry, which management believes serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements. Internally, management uses EBITDA as an indicator of financial performance as well as for operational planning and for decision making purposes. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

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EXHIBIT B

Disclosure of Rotech Healthcare, Inc.

10-K Disclosure

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles requires us to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from our estimates and assumptions, there could be a material impact to our financial statements. We believe that the critical accounting policies for our company are those related to revenue recognition, accounts receivable, goodwill and other intangibles.

The below listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. For more information, see our audited consolidated financial statements and notes thereto.

Revenue Recognition ~~and Accounts Receivable~~

~~Revenues are recognized when services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors. Revenues derived from capitation arrangements are insignificant.~~

Revenues are recognized when persuasive evidence of an arrangement exists; delivery has occurred; the Company’s price to the buyer is fixed or determinable; and collectibility is reasonably assured.

~~Our~~The Company’s rental arrangements generally provide for fixed monthly payments established by fee schedules (subject to capped rentals in some instances) for as long as the patient is using the equipment and medical necessity continues. Once initial delivery is made to the patient (initial setup), a monthly billing is established based on the initial setup service date. ~~We recognize~~The Company recognizes rental arrangement revenues ratably over the monthly service period and defer revenue for the portion of the monthly bill which is unearned. No separate revenue is earned from the initial setup process. ~~We have~~The Company has no lease with the patient or third-party payor. During the rental period we are responsible for providing oxygen refills and for servicing the equipment based on manufacturers’ recommendations.

Revenues for the sale of durable medical equipment and related supplies, including oxygen equipment, ventilators, wheelchairs, hospital beds and infusion pumps, are recognized at the time of delivery. Revenues for the sale of nebulizer medications, which are generally dispensed by our pharmacies and shipped directly to the patient’s home, are recognized at the time of shipment.

Revenues derived from capitation arrangements are insignificant.

Net Patient Service Revenues

Net patient service revenues are recorded at net realizable amounts estimated to be paid by customers and third-party payors.

The Company’s billing system contains payor-specific price tables that reflect the fee schedule amounts, as available, in effect or contractually agreed upon by various government and commercial payors for each item of equipment or supply provided to a customer. Net patient service revenues are recorded based upon the applicable fee schedule.

The Company tracks collections and adjustments as a percentage of related revenues. Historical collection and adjustment percentages serve as the basis for the Company’s provisions for contractual adjustments and doubtful accounts. The provision for contractual adjustments is recorded as a reduction to net patient service revenues and consists of:

•	Differences between the non-contracted third-party payors’ allowable amounts and our usual and customary billing rate. The Company does not have contracts or fee schedules with all third-party payors. Accordingly, for non-contracted payors where no fee schedule is available, the Company records revenue based upon its usual and customary billing rates. Actual adjustments that result from differences between the non-contracted third-party payors’ allowable amounts and our usual and customary billing rates are recorded against the allowance for contractual adjustments and are typically identified and recorded at the point of cash application.

•	Services for which payment is denied by governmental or third-party payors, or otherwise deemed non-billable by the Company. Final payment under governmental programs, and most third-party contracts, is subject to administrative review and audit. Furthermore, the complexity of governmental and third-party billing reimbursement arrangements, including patient qualification and medical necessity requirements, may result in adjustments to amounts originally recorded. Such adjustments may be recorded as the result of denial of claims billed to governmental or third-party payors, or as the result of the Company’s review procedures prior to submission of the claim to the governmental or third-party payor. Actual adjustments that result from services for which payment is denied by governmental or third-party payors, or otherwise deemed non-billable by the Company are recorded against the allowance for contractual adjustments.

The provision for contractual adjustments reduces amounts recorded though the Company’s billing system to estimated net realizable amounts. The Company records the provision for contractual adjustments based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record the provision for contractual adjustments are supported by various methods including current and historical cash collections, as well as actual contractual adjustment experience. This percentage, which is adjusted on an annual basis, has proved to be the best indicator of expected realizable amounts.

The Company closely monitors its historical contractual adjustment rates, as well as changes in applicable laws, rules and regulations and contract terms to help assure that provisions are made using the most accurate information it believes to be available. Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record net patient service revenues ~~and accounts receivable~~ at their net realizable values. Inherent in these estimates is the risk that they ~~wil~~lmay have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

~~Management performs analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the healthcare industry and third-party reimbursement, it is possible that management’s estimates could change, which could have an impact on operations and cash flows.~~

~~Net Patient Service Revenues~~

~~We derive a significant portion of our revenues from the Medicare and Medicaid programs and from managed care health plans. Payments for services we render to patients covered by these programs may be less than billed charges. For Medicare and Medicaid revenues, provisions for contractual adjustments are made to reduce the charges to these patients to estimated receipts based upon the programs’ principles of payment or reimbursement (retrospectively determined). Final payment under these programs is subject to administrative review and audit, and we currently make provisions for any adjustments which may result. Our provisions for contractual adjustments under managed care health plans are based primarily on payment terms. We closely monitor our historical contractual adjustment and bad debt rates as well as changes in applicable laws, rules and regulations and contract terms to help assure that provisions are made using the most accurate information we believe to be available. However, due to the complexities involved in these estimations, actual payments we receive could be different from the amounts we estimate and record.~~

The provision for doubtful accounts is recorded as an operating expense and consists of billed charges that are ultimately deemed uncollectible due to the patient’s or third-party payors’ inability or refusal to pay, as described below.

Provision for Doubtful Accounts

Collection of receivables from third party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection ~~risks relate~~risk, with regard to doubtful accounts, relates to patient accounts for which the primary insurance payor has paid, but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. ~~We estimate provisions~~Medicare and most other government and commercial payors that provide coverage to the Company’s customers include a 20 percent co-payment provision in addition to a nominal deductible. Co-payments are generally not collected at the time of service and are invoiced to the customer or applicable secondary payor (supplemental providers of insurance coverage) on a monthly billing cycle as products are provided. A majority of our customers maintain, or are entitled to, secondary or supplemental insurance benefits providing “gap” coverage of this co-payment amount. In the event coverage is denied by the third-party payor, the customer is ultimately responsible for payment of charges for all services rendered by the Company.

The Company records a provision for doubtful accounts based ~~primarily upon the age of patient’s account, the economic ability of patients to pay and the effectiveness of our collection efforts~~on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record the provision for doubtful accounts are supported by various methods including current and historical cash collections, actual write-offs, and accounts receivable agings. Accounts are written off against the allowance for doubtful accounts when all collection efforts have been exhausted. We routinely review accounts receivable balances in conjunction with our historical ~~contractual adjustment and~~ bad debt rates and other economic conditions which might ultimately affect the collectibility of patient accounts when we consider the adequacy of the amounts we record as provision for doubtful accounts. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations.

Accounts Receivable, net

Accounts receivable are presented net of allowances for contractual adjustments and doubtful accounts. Net patient service revenues are recorded as accounts receivable, in accordance with the Company’s revenue recognition policies. Allowances for contractual adjustments and doubtful accounts are initially recorded based upon historical collection experience through the provisions for contractual adjustment and doubtful accounts, as described above. If the payment amount received differs from the net realizable amount, an adjustment is made to the net realizable amount in the period that these payment differences are determined. Actual accounts receivable write-offs due to contractual adjustments or accounts deemed uncollectible are applied against these allowance accounts in the normal course of business. On a quarterly basis, the Company performs analyses to evaluate the estimated net realizable value of accounts receivable. As a result of this quarterly review process, the allowances for contractual adjustments and doubtful accounts are adjusted, as necessary, to reflect that estimated net realizable value. Specifically, the Company considers historical collection data, accounts receivable aging trends, other operating trends and relevant business conditions.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required in order to record net revenues and accounts receivable at their net realizable values. The Company utilizes historical collection data to estimate collection on current receivables. While the Company believes that historical collections are the best indicator of future collections, adjustments to amounts originally recorded may result due to the complexity of many third-party billing arrangements, patient qualification for medical necessity of equipment and the uncertainty of reimbursement amounts for certain services from certain payors. It is therefore possible that management’s estimates could change, which could have an impact on operations and cash flows. For example, a 1% decline in the overall collection rate would reduce net patient service revenue and the associated net accounts receivable by $0.6 million (based upon $600.0 million in annual gross patient service revenues).

Liquidity and Capital Resources

Net cash provided by operating activities was $60.7 million for the year ended December 31, 2005 and was $134.2 million for the year ended December 31, 2004. Cash flows and cash on hand in both years were sufficient to fund capital expenditures and required repayments of debt.

Accounts receivable before allowance for doubtful accounts increased from $74.2 million at December 31, 2004 to $90.2 million at December 31, 2005. Days sales outstanding (calculated as of each period end by dividing accounts receivable, less allowance for doubtful accounts, by the 90-day rolling average of net revenue) were 49 days at December 31, 2005 compared to 42 days at December 31, 2004. The increase in accounts receivable was primarily attributable to an increase in receivables from acquisitions held for assignment of Medicare provider numbers.

Included in accounts receivable are earned but unbilled receivables of $28.1 million at December 31, 2005 and $21.1 million at December 31, 2004. These amounts include $5.2 million at December 31, 2005 and $3,2 million at December 31, 2004 of receivables for which a prior authorization is required from the respective payor and such authorization has not yet been received. Delays, ranging from a day to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from the date of service and are considered in our analysis of historical performance and collectibility.

Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

Management performs analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that management’s estimates could change, which could have an impact on operations and cash flows. For example, for the year ended December 31, 2005, the Company had $4.7 million of changes in estimates (reducing contractual adjustments and the provision for doubtful accounts) related to prior period recorded during the current period.

We derive a significant portion of our revenues from the Medicare and Medicaid programs and from managed care health plans. Payments for services rendered to patients covered by these programs may be less than billed charges. Revenue is recognized at net realizable amounts estimated to be paid by customers and third-party payors. The Company’s billing system contains payor-specific price tables that reflect the fee schedule amounts in effect or contractually agreed upon by various government and commercial payors for each item of equipment or supply provided to a customer. For Medicare and Medicaid revenues, ~~provisions for contractual adjustments are made to reduce the charges to these patients to estimated receipts based upon the programs’ principles of payment or reimbursement (retrospectively determined). Final payment under these programs~~as well as most other managed care and private payors, final payment is subject to administrative review and audit~~,and management currently~~. Management makes estimated provisions for ~~any adjustments which may result. Our provisions for contractual allowances under managed care health plans are based primarily on payment terms~~adjustments, which may result from administrative review and audit, based upon historical experience. Management closely monitors its historical collection rates as well as changes in applicable laws, rules and regulations and contract terms to help assure that provisions are made using the most accurate information management believes to be available. However, due to the complexities involved in these estimations, actual payments we receive could be different from the amounts we estimate and record.

Collection of receivables from third party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to patient accounts for which the primary insurance payor has paid, but patient responsibility amounts (generally deductibles and co-payments) remain outstanding. We ~~estimate provisions for doubtful accounts based primarily upon the age of patient’s account, the economic ability of patients to pay and the effectiveness of our collection efforts~~record bad debt expense based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record bad debt expense and the allowance for doubtful accounts are supported by various methods including current and historical cash collections, bad debt write-offs, and aging of accounts receivable. Accounts are written off against the allowance when all collection efforts (including payor appeals processes) have been exhausted. We routinely review accounts receivable balances in conjunction with our historical contractual adjustment and bad debt rates and other economic conditions which might ultimately affect the collectibility of patient accounts when we consider the adequacy of the amounts we record as provision for doubtful accounts. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental health care coverage could affect our collection of accounts receivable, cash flows and results of operations. The Company manages billing and collection of accounts receivable through its own billing and collection centers.

Because of continuing changes in the health care industry and third-party reimbursement, it is possible that management’s estimates could change, which could have an impact on operations and cash flows. Our future liquidity may be materially adversely impacted by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. See “Risk Factors” above.

Net cash used in investing activities was $109.5 million and $54.0 million for the years ended December 31, 2005 and December 31, 2004, respectively. We currently have no contractual commitments for capital expenditures over the next twelve months other than to acquire equipment as needed to supply our patients. Our business requires us to make significant capital expenditures relating to the purchase and maintenance of the medical equipment used in our business. Capital expenditures totaled approximately $78.8 million for the year ended December 31, 2005 and $54.0 million for the year ended December 31, 2004, representing 14.8% and 10.1% of our net revenues for each period, respectively. The increase in 2005 is attributed primarily to an increase in patient service equipment and enhancement and upgrades of software and computer systems. Cash outlays for businesses acquired totaled $30.8 million for the year ended December 31, 2005. No businesses were acquired in 2004.

Cash flows used in financing activities primarily relate to repayment of debt facilities entered into on the effective date of our predecessor’s plan of reorganization on March 26, 2002. As of December 31, 2005, we had the following debt facilities and outstanding debt:

•	a five-year $75 million senior secured revolving credit facility for general corporate purposes including working capital, capital expenditures and acquisitions. We did not draw down on the revolving credit facility during 2005, although standby letters of credit totaling $12.7 million have been issued under this credit facility. Please see the section captioned “Business—Senior Secured Credit Facilities” for discussion of our senior secured credit facilities.

•	a six-year $200 million senior secured term loan, the proceeds of which were used to repay certain pre-petition claims owed to our predecessor’s creditors as part of its plan of reorganization. The term loan is repayable in an aggregate annual amount equal to 1% of the principal amount each year for the first five years with the balance due in year six. Interest is payable based on the election of the LIBOR rate plus 3.00% or the prime rate plus 2.00%. The term loan was advanced as a LIBOR rate advance. During 2005, we made regularly scheduled amortization payments of $0.4 million on the term loan. As of December 31, 2005 and December 31, 2004, we had balances of $42.2 million and $42.7 million outstanding, respectively, under our term loan. At December 31, 2005, the term loan interest rate was 7.53%. Interest paid during the years ended December 31, 2005 and 2004 was $2.7 million and $2.9 million, respectively.

•	an aggregate principal amount of $300 million of 9 1/2% senior subordinated notes, the proceeds of which were used to repay certain pre-petition claims owed to the creditors of our predecessor as part of its plan of reorganization. The notes mature on April 1, 2012. Interest of 9 1/2% is payable semi-annually in arrears on April 1 and October 1 of each year. As of both December 31, 2004 and December 31, 2005, we had a balance of $287 million outstanding. Interest paid during the years ended December 31, 2005 and 2004 was $27.3 million and $28.3 million, respectively.

Borrowings under the revolving credit facility and term loan are secured by substantially all of our assets and the agreements with respect to such credit facility and term loan impose numerous restrictions, including, but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowing, capital expenditures, acquisitions and investments. On June 15, 2005, we obtained a waiver of any defaults and events of default that arose under our credit agreement due to our failure to timely deliver (i) our unaudited financial statements for the quarter ended March 31, 2005 and other related deliverables and (ii) an appraisal of certain of our assets. In July 2005, we delivered such financial statements and other required documents in compliance with the terms of the waiver. As of

September 30, 2005, we were not in compliance with certain financial condition covenants under our credit agreement. However, on November 8, 2005, we entered into a third amendment to our credit agreement which, among other things (i) modified the meaning of “Material Acquisition” as used in the definition of Consolidated EBITDA, (ii) reset the ratio levels for the financial condition covenants, (iii) reduced permitted capital expenditures for the years 2006 and 2007, (iv) increased our existing ability to make acquisitions by $10 million for 2006 and each year thereafter, provided that certain additional conditions and requirements are met (the “Acquisition Conditions”), and (v) gave us the ability to make additional acquisitions up to an aggregate amount of $30 million, provided that each such acquisition or related series of acquisitions shall (A) be in an amount equal to or greater than $15 million, (B) meet all or certain of the Acquisition Conditions depending on the type of acquisition, and (C) pass a stricter total leverage ratio test. As a result of the reset financial ratio levels included in the third amendment to our credit agreement, we regained compliance with the financial condition covenants under our credit agreement. As of December 31, 2005, we were in compliance with the financial condition covenants under our credit agreement.

Our working capital requirements relate primarily to the working capital needed for general corporate purposes and our desire to grow through internal growth supplemented by selective acquisitions primarily in non-urban markets. Our business requires us to make significant capital expenditures relating to the purchase and maintenance of the medical equipment used in our business. We do not expect to exceed our debt limitations for capital expenditures during the year ended December 31, 2006. We have historically satisfied our working capital requirements and capital expenditures from operating cash flow. We believe that the cash generated from our operations, together with amounts available under our $75 million senior secured revolving credit facility, will be sufficient to meet our working capital, capital expenditure and other cash needs into 2007. During the first quarter of 2006, we closed one business acquisition and are in the process of closing other business acquisitions that may utilize operating cash flows in the range of $1 million to $10 million. In January 2006, we drew down approximately $10.0 million of our $75 million senior secured revolving credit facility. As of March 6, 2006, we had $52.3 million available for drawdown on the senior secured revolving credit facility.

Effective December 5, 2003, our board of directors adopted a policy of declaring dividends to the holders of the Series A convertible redeemable preferred stock under the Rotech Healthcare Inc. Employees Plan on an annual basis, with each such declaration to be made at the annual meeting of the board of directors with respect to dividends payable for the preceding year. Such policy commenced at the 2004 annual meeting of the board of directors and, in order to account for the period from the inception of the Rotech Healthcare Inc. Employees Plan to such date, the first declaration of dividends covered the preceding two years. Accordingly, in June 2004, dividends in amount of $900,000 were declared on our Series A convertible redeemable preferred stock, which were paid in the first quarter of 2005. At the 2005 annual meeting of the board of directors held on September 27, 2005, dividends in the amount of $450,000 were declared on our Series A convertible redeemable preferred stock. Such dividends were paid during the fourth quarter of fiscal 2005.

Effective August 3, 2004, we repurchased $13.0 million of our 9 1/2% senior subordinated notes due 2012 resulting in a loss on extinguishment of debt of $0.9 million for the premium paid in association with the retirement of such notes. The resulting loss on extinguishment of debt charge is included in selling, distribution and administrative expenses. In addition, effective October 12, 2004, we repurchased 804 shares of our Series A convertible redeemable preferred stock from the Rotech Healthcare Inc. Employees Plan for approximately $0.02 million in order to fund the cash payment of benefits from the Rotech Healthcare Inc. Employees Plan to certain plan participants that are no longer employed by us.

In order to maintain compliance with certain requirements of Federal law applicable to the Rotech Healthcare Inc. Employees Plan, we made a cash contribution to the plan in the amount of $0.5 million during the fourth quarter of 2005.

10-Q Disclosure

Notes to Condensed Consolidated Financial Statements

(1) Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Rotech Healthcare Inc. and its subsidiaries and have been prepared in accordance with the instructions to Form 10-Q and, therefore do not include all information and footnotes necessary for a fair presentation of consolidated financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operations for the interim periods presented have been reflected herein. Interim results are not necessarily indicative of results to be expected for the full year. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

As used in these notes, unless otherwise specified or the context otherwise requires, references to “the Company”, “we”, “our” and “us” refer to the business and operations of Rotech Healthcare Inc. and its subsidiaries.

For all periods presented herein, there were no differences between net income and comprehensive income.

(2) Accounting Policies and Recent Accounting Pronouncements

Use of Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. In general, management’s estimates are based upon historical experience, information from third party professionals and various other assumptions that we believe to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Recent Accounting Pronouncements: In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), Share Based Payment (Statement 123R). This statement revises FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends FASB Statement No. 95, Statement of Cash Flows. This statement requires companies to expense the fair value of employee services received in exchange for an award of equity instruments, including stock options. Statement 123R also provides guidance on valuing and expensing these awards, as well as disclosure requirements with respect to these equity arrangements.

The Company adopted Statement 123R effective as of January 1, 2006. The Company is following the “modified prospective” method of adoption of Statement 123R whereby earnings for prior periods will not be restated as though stock based compensation had been expensed, rather than the “modified retrospective” method which would entail restatement of previously published earnings. Statement 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow, but this will not have a significant impact on our cash flow reporting. The impact of adoption of Statement 123R will depend on levels of share-based compensation, particularly stock options, granted in the future and the fair value assigned thereto. As of December 31, 2005, all outstanding stock options were fully vested. There was no impact on the Company’s results of operations or financial condition during the ~~three~~six months ended ~~March~~June 3~~1~~0, 2006 due to its adopting Statement 123R. Additionally, the Company does not expect that the adoption of Statement 123R will have a material financial impact on the Company in the future, unless a significant number of new options are granted.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN 48 will have on its financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Three Months ended March 31, 2006 as compared to the three months ended March 31, 2005

Total net revenues for the three months ended March 31, 2006 were $132.5 million as compared to $123.3 million for the comparable period in 2005. The net increase was primarily attributable to a 12.8% increase in oxygen and drug patient counts which contributed approximately $6.8 million to net revenues, net revenues of $6.8 million generated by businesses acquired during 2005 and increased DME and other respiratory equipment sales. The foregoing increases were mainly offset by a specific contractual allowance which was established for revenues recognized during the three months ended March 31, 2006 related to compounded budesonide in the amount of $7.5 million in connection with a potential reduction in the reimbursement rate for compounded budesonide as well as a $0.7 million reduction in revenues related to a decrease in reimbursement rates for HME equipment subject to FEHBP provisions and a reduction in oxygen and other equipment reimbursements.

Cost of net revenues for the three months ended March 31, 2006 increased $4.4 million, or 11.2%, to $43.6 million, from the comparable period in 2005. The net increase was primarily attributable to a $3.6 million, or 16.7% increase in product and supply cost resulting from a 12.8% increase in the number of patients served. Operating costs increased $2.0 million as the result of a 16.0% increase in respiratory therapists employed. The foregoing increases were offset by a $1.2 million decrease in patient service equipment depreciation due to a portion of our oxygen rental equipment becoming fully depreciated during the three months ended March 31, 2006. Cost of net revenues as a percentage of net revenue was 32.9% for the three months ended March 31, 2006 as compared to 31.8% for the comparable period in 2005.

The provision for doubtful accounts for the three months ended March 31, 2006 decreased $0.6 million from the comparable period in 2005 to $4.1 million. This decrease was mainly attributable to a reduction in the accrual rate for bad debt expense based on continuing improvement in historical cash collections experience. The provision for doubtful accounts as a percentage of net revenue decreased to 3.1% for the three months ended March 31, 2006 as compared to 3.8% from the comparable period in 2005.

Selling, general and administrative expenses for the three months ended March 31, 2006 increased by $3.9 million, or 5.4%, to $76.0 million, from the comparable period in 2005. The increase primarily resulted from the operating expenses of newly acquired businesses in the amount of $2.8 million, offset by a $1.3 million reduction in consulting fees paid during the three months ended March 31, 2006 when compared to the three months ended March 31, 2005. Selling, general and administrative expenses as a percentage of net revenues decreased to 57.4% for the three months ended March 31, 2006 from 58.5% for the three months ended March 31, 2005.

Depreciation and amortization for the three months ended March 31, 2006 increased $0.5 million to $5.0 million from the comparable period in 2005. Depreciation and amortization as a percentage of net revenue increased to 3.8% as compared to 3.6% for the comparable period in 2005. This increase is mainly the result of an increase in non-patient service equipment capital purchases of computer software and computer software upgrades.

Net interest expense for the three months ended March 31, 2006 increased $0.5 million or 6.9% from the comparable period in 2005. The increase is primarily attributable to net draws on our revolving line of credit in the aggregate amount of $10 million and a 210 basis points increase in the interest rate on our term loan.

Federal and state income tax benefit for the three months ended March 31, 2006 decreased to $1.7 million from $2.1 million for the comparable period in 2005. The decrease in federal and state income tax benefit was primarily due to the decrease in our effective income tax rate, due to the potential effect of the loss of budesonide revenues, as discussed above.

For the three months ended March 31, 2006, earnings from continuing operations before interest, income taxes, depreciation and amortization (EBITDA) was $20.2 million as compared to $19.9 million for the three months ended March 31, 2005. Set forth below is a comparable reconciliation of our net earnings to EBITDA:

Comparable Reconciliation of Net Earnings to EBITDA

	Three months ended March 31,
	2005	2006
Net earnings	$(2,953)	$(2,908)
Income tax expense	(2,052)	(1,693)
Interest expense, net	7,842	8,381
Depreciation and amortization	17,040	16,377

EBITDA	$19,877	$20,157

We view EBITDA as a commonly used analytic indicator within the health care industry, which management believes serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements ~~as an indicator of financial performance or liquidity~~. Internally, management uses EBITDA as an indicator of financial performance as well as for operational planning and for decision making purposes. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

August 16, 2006

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Rotech Healthcare Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-50940

Dear Mr. Rosenberg:

Pursuant to your letter dated July 25, 2006, Rotech Healthcare Inc. (the “Company”) is submitting its response to the comments of the Staff of the Securities and Exchange Commission in a letter dated today from our counsel, Joel H. Trotter of Latham & Watkins LLP. Pursuant to the Staff’s request, the Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Steven P. Alsene
Steven P. Alsene
Interim Chief Financial Officer
Rotech Healthcare Inc.

2600 Technology Drive, Suite 300 – Orlando, Florida 32804 – 407-822-4600